Via Facsimile and U.S. Mail
Mail Stop 6010

April 25, 2007

Mr. Jitendra N. Doshi
Chief Financial Officer
Caraco Pharmaceutical Laboratories, Ltd.
1150 Elijah McCoy Drive
Detroit, Michigan   48202

Re: Caraco Pharmaceutical Laboratories, Ltd.
Form 10-K for Fiscal Year Ended March 31, 2006
Filed on June 14, 2006
Form 10-K for Fiscal Year Ended December 31, 2004
Filed on March 15, 2005
File No. 001-31773

Dear Mr. Doshi:

We have completed our reviews of your Forms 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant